EXHIBIT 99.1

[Southwestern Energy Company Letterhead]

Dear Participant:

        As a participant, or former participant, in the Southwestern Energy Company 401(k) Savings Plan, referred to herein as the 401(k) Plan, you elected to direct a certain portion of contributions made into your individual 401(k) account into the Southwestern Energy Company Common Stock Fund, referred to herein as the Southwestern Stock Fund. Your and each other participant's proportional interest in the assets of the Southwestern Stock Fund is measured in units of participation, referred to as Units, which consist of interests in shares of common stock of Southwestern Energy Company, or Southwestern, purchased in the open market by the 401(k) Plan trustee and short-term investments. We have determined that certain shares of common stock held in the Southwestern Stock Fund may not have been properly registered under the Securities Act of 1933, as amended, referred to herein as the Securities Act. Therefore, in order to comply with federal securities laws, Southwestern is offering to rescind, referred to herein as the Rescission Offer, all shares of its common stock that were purchased and included in Units purchased by 401(k) Plan participants between June 8, 2004 and June 8, 2005, referred to herein as the Rescission Period.

        You are not obligated in any way to accept this offer. In light of the substantial increase in the market value of the common stock since the beginning of the Rescission Period, acceptance of the Rescission Offer is currently economically beneficial only for those participants who have sold Units purchased during the Rescission Period at a loss. Southwestern, as a fiduciary for participants under the 401(k) Plan, will not effectuate any repurchases pursuant to the Rescission Offer unless such repurchases are economically beneficial to the participants as of [ ], 2005, referred to herein as the Expiration Date. A repurchase is not economically beneficial unless the market value of the common stock decreases to the extent that the value of a Unit is less than the price paid by the participant during the Rescission Period plus interest.

        Enclosed is a prospectus detailing the terms and background of the offer. The prices per share and the numbers of shares in the prospectus have been restated, as appropriate, to reflect the Stock Split. You are encouraged to read the entire prospectus thoroughly before deciding to accept or reject the offer. In particular, we refer you to section entitled "Questions and Answers About the Rescission Offer" on page [ ] of the prospectus.

        In order to accept the offer you must complete the Participant's Acceptance of the Rescission Offer form (attached as Appendix I to the prospectus) and mail by July [ ], 2005 to Jim Mullins, the Rescission Administrator.

        The closing sale price of the common stock (as reported on the New York Stock Exchange) on June [ ], 2005 was $[ ]. For the fifty-two week duration of the Rescission Period, the per share sales price, as adjusted to reflect the Stock Split, of Southwestern's common stock ranged from a high of $36.56 to a low of $12.84.

        If you have any questions, you may call Jim Mullins, the Rescission Administrator at the following number, (479) 582-8527, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m. Central Standard Time prior to the Expiration Date.

Sincerely,

Mark K. Boling

Executive Vice President, General Counsel and Secretary